June 6, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Paul Cline Jennifer Monick

Re:	Brookfield Property Partners L.P. Form 20-F for Fiscal Year Ended December 31, 2022 Filed February 24, 2023 File No. 001-35505

Dear Ladies and Gentlemen:

Set forth below are the responses of Brookfield Property Partners L.P. (“we,” “our” or the “Partnership”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 24, 2023, with respect to the Partnership’s Form 20-F for Fiscal Year Ended December 31, 2022 (the “Form 20-F”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.

Form 20-F for the fiscal year ended December 31, 2022

5.A. Operating Results

Operating Results, page 58

1.	We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor. For example purposes only, we note your disclosure that commercial property revenue decreased due to property dispositions in your LP Investments and Core Office segments and the negative impact of foreign currency translation, partially offset by incremental revenue in your Core Retail portfolio, as the retail sector continued to recover. When there are multiple factors impacting your operating results, please revise your disclosures to separately quantify the impact from each factor.

The Partnership acknowledges the Staff’s comment and confirms that, in future filings (beginning with the Partnership’s discussion of operating results for the quarter ended June 30, 2023 to be filed on Form 6-K), it will separately quantify the material factors impacting the Partnership’s operating results, financial position and key metrics.

Brookfield 250 Vesey Street, New York, NY, 10281 T +1 212 417 7000 brookfield.com 1

For illustrative purposes, below is revised disclosure using the Partnership’s most recently filed Form 20-F as an example of our proposed future disclosure with respect to commercial property revenue, hospitality revenue and investment and other revenue (which the Partnership will endeavor to expand to other discussions of the Partnership’s operating results, financial position and key metrics):

“In 2022, commercial property revenue decreased by $314 million compared to 2021 primarily due to lower revenue of $321 million from property dispositions in our LP Investments and Core Office segments and the negative impact of foreign currency translation of $92 million, partially offset by incremental revenue of $30 million in our Core Retail portfolio, as the retail sector continued to recover.”

“Hospitality revenue increased to $1,511 million for the year ended December 31, 2022 from $1,073 million in 2021. The increase was related to a full year of incremental revenue, compared to two quarters of revenue in the prior period, following the consolidation of Hospitality Investors Trust at the end of the second quarter of 2021 resulting in an increase of $263 million over prior year. While the prior period was impacted by closures and cancellations related to COVID-19, the current year benefitted from the lifting of restrictions and strong demand, primarily at Center Parcs, which recorded a $249 million increase over prior year. Our remaining hospitality investments operated at a loss in the prior year given reduced occupancy levels or mandated closures, also benefitted from the continued recovery in the hospitality sector in the current period. These increases were partially offset by dispositions which resulted in a decrease of $209 million compared to prior year.”

“Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue increased by $141 million for the year ended December 31, 2022 as compared to the prior year, primarily due to development revenue of $40 million received for an office development in Perth in the prior year. The current period also benefited from $39 million of higher leasing and development fees, higher interest income and a distribution from BSREP III primarily associated with the sale of a life science portfolio. Income from the sale of multifamily develop-for-sale assets contributed to a $21 million increase over prior year.”

Non-IFRS Financial Measures, page 75

2.	We note your reconciliation to arrive at Company FFO on page 78 and LP Investments Company FFO on page 81; specifically, we note your adjustment for BSREP III earnings. It appears that such adjustment has the effect of reflecting your proportionate share of BSREP III Company FFO and removing investment income related to a distribution you received from BSREP III. In light of the adjustment for BSREP III earnings, please tell us how you have determined these measures are not tailored measures as contemplated in Question 100.04 of the Non-GAAP C&DI.

Brookfield 250 Vesey Street, New York, NY, 10281 T +1 212 417 7000 brookfield.com 2

The Partnership acknowledges the Staff’s comment and advises the Staff that our ownership in BSREP III is accounted for as a financial asset measured at fair value through profit and loss with distributions received recognized in Investment and other income. Investment income related to distributions received by the Partnership from BSREP III (2022 - $87 million and 2021 - $48 million) are dependent on realization events (primarily dispositions) instead of the underlying operating performance of the investments within BSREP III. In determining Company FFO, we adjust the Partnership’s earnings from BSREP III to reflect the Partnership’s share of the FFO of the BSREP III fund in order to provide readers insight into the operating performance of the underlying businesses within BSREP III. This approach is consistent with how we evaluate the performance of other opportunistic funds, including BSREP I and II, which share the same investment strategy. Because BSREP I and II are consolidated into the operating results of the Partnership, while BSREP III is accounted for as a financial asset, by adjusting Company FFO for realization events we are better able to convey to readers of our financial statements the operating performance of the underlying businesses within these funds. We also believe such adjustment would not be misleading because the readers of the Partnership’s financial statements evaluate the operating performance of the underlying businesses within each of these funds in a consistent manner and our ability to execute on operational improvements from these businesses together with the general partner in a manner that is comparable across each of these funds irrespective of the Partnership’s interest in each fund, as it may vary between funds, even though the underlying strategy remains the same.

In future filings (beginning with the Partnership’s discussion of Non-IFRS Financial Measures for the quarter ended June 30, 2023 to be filed on Form 6-K), we propose to clarify our definition of Company FFO as follows:

“Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of BSREP III FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation as these are dependent on realization events such as dispositions instead of the underlying operating performance of the investments within BSREP III.”

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If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 417-7166.

Very truly yours,

By:	/s/ Bryan K. Davis
Name:	Bryan K. Davis
Title:	Chief Financial Officer, Brookfield Property Partners L.P.

Cc:	Mile T. Kurta, Torys LLP Timothy Wilson, Deloitte LLP

Brookfield 250 Vesey Street, New York, NY, 10281 T +1 212 417 7000 brookfield.com 3